UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2*)

Axovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.0001 par value per share

(Title of Class of Securities)

G0750W104
(CUSIP Number)

Dexxon Holdings Ltd.

1 Dexcel Street

Or Akiva, 3060000, Israel

+972-4-6364040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0750W104	Page 2 of 8 Pages

1.	Name of reporting person Dexxon Holdings Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 99,285,714 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 99,285,714 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 65.2% (see Item 5)*
14.	Type of reporting person CO

* The calculation assumes that there are a total of 152,175,480 Common Shares outstanding, as reported by Axovant Sciences Ltd. (the “Issuer”) in its prospectus supplement filed with the SEC pursuant to Rule 424(b)(5) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), on December 17, 2018.

CUSIP No. G0750W104	Page 3 of 8 Pages

1.	Name of reporting person Dexcel Pharma Technologies Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 99,285,714 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 99,285,714 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 65.2% (see Item 5)*
14.	Type of reporting person CO

* The calculation assumes that there are a total of 152,175,480 Common Shares outstanding, as reported by the Issuer in its prospectus supplement filed with the SEC pursuant to Rule 424(b)(5) under the U.S. Securities Act on December 17, 2018.

CUSIP No. G0750W104	Page 4 of 8 Pages

1.	Name of reporting person Dan Oren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 99,285,714 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 99,285,714 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 65.2% (see Item 5)*
14.	Type of reporting person IN

* The calculation assumes that there are a total of 152,175,480 Common Shares outstanding, as reported by the Issuer in its prospectus supplement filed with the SEC pursuant to Rule 424(b)(5) under the U.S. Securities Act on December 17, 2018.

CUSIP No. G0750W104	Page 5 of 8 Pages

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 8, 2016, as amended by Amendment No. 1 thereto on June 7, 2018 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2(c) of the Schedule 13D is hereby amended and supplemented as follows:

The name, citizenship, principal occupation or employment and business address of each director and executive officer of DPT is set forth in Schedule A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The 99,285,714 Common Shares reported herein are directly owned by Roivant Sciences Ltd. (“Roivant”). The Issuer, prior to its initial public offering on June 11, 2015, was a wholly-owned subsidiary of Roivant.

On December 18, 2018, upon the closing of the Issuer’s underwritten public offering of Common Shares conducted pursuant to a registration statement on Form S-3 (the “Offering”), Roivant purchased 10,000,000 Common Shares from the underwriters of the Offering at the public offering price of $1.00 per share. Roivant purchased the Common Shares using cash on hand.

To the extent required by Item 3, the information set forth or incorporated in Items 4 and 5 is hereby incorporated herein by reference.

CUSIP No. G0750W104	Page 6 of 8 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

The Reporting Persons are filing this Amendment because they may be deemed to have dispositive power and, therefore, beneficial ownership, over the 99,285,714 Common Shares of the Issuer held by Roivant by virtue of governance arrangements in Roivant’s bye-laws. The Reporting Persons do not directly own any Common Shares. The Reporting Persons understand that Roivant purchased the 10,000,000 Common Shares in the Offering to maintain Roivant’s investment in the Issuer following the Offering. The Reporting Persons understand that, as the Issuer’s majority shareholder, Roivant may provide additional financing to the Issuer from time to time in the form of an investment in equity or debt securities of the Issuer or loans, including in connection with business development transactions or financing commitments in relation thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

(a) – (b)

The Common Shares are directly beneficially owned by Roivant. The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 99,285,714 Common Shares owned directly by Roivant. Roivant’s bye-laws provide Dexxon and DPT, voting unanimously with three other major shareholders of Roivant, with the right to override certain decisions of Roivant’s board of directors, including with respect to dispositions of the Common Shares (the “Override Right”). Each of Dexxon and DPT is a shareholder of Roivant and, collectively, are holders of the Override Right. Voting and dispositive decisions of Dexxon are made by its sole director, Dan Oren. Voting and dispositive decisions of DPT are made by its President and Chief Executive Officer, Dan Oren. Dan Oren is ultimately the sole shareholder of each of Dexxon and DPT. Accordingly, Dan Oren may be deemed to have investment and voting control over the Common Shares held by Roivant.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on an aggregate of 152,175,480 Common Shares issued and outstanding, as reported in the Issuer’s prospectus supplement for the Offering filed with the SEC pursuant to Rule 424(b)(5) under the U.S. Securities Act on December 17, 2018.

Except as disclosed in this Amendment, each Reporting Person does not have the right to acquire any Common Shares, and does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Person may be deemed to beneficially own.

Each of the Reporting Persons disclaims beneficial ownership in all of the Common Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein. The filing of this Amendment shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of the Common Shares.

CUSIP No. G0750W104	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2018

/s/ Dan Oren
Dan Oren

DEXXON HOLDINGS LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Director

DEXCEL PHARMA TECHNOLOGIES LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: President and Chief Executive Officer

CUSIP No. G0750W104	Page 8 of 8 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each executive officer and director of DPT.

Name	Citizenship	Principal Occupation	Business Address
Dan Oren	Israeli	President and Chief Executive Officer, Director	1 Dexcel Street, Or Akiva, 30600000, Israel
Uri Oren	Israeli	Director	1 Dexcel Street, Or Akiva, 30600000, Israel
Ilan Oren	Israeli	Vice President - Business Development and Director	1 Dexcel Street, Or Akiva, 30600000, Israel